

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2008

By Facsimile and U.S. Mail

Mr. Sargent H. Berner
Co-Executive Chairman
Emgold Mining Corp
Suite 1400, 570 Granville Street
Vancouver, British Columbia, Canada, V6C 3P1

> **Re: Emgold Mining Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **Response Letter Dated December 4, 2007**
> **File No. 000-51411**

Dear Mr. Berner:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 4, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Note 5 (b) Preference shares, issued, page 93

2.   We note your response to comment one of our letter dated September 17, 2007. Please tell us if the conversion and redemption features of your preference shares are embedded derivatives that should be separated from the host contract and accounted for as a derivative instrument pursuant to paragraphs 12-16 of SFAS 133. In doing so, please tell us if the nature of the host contract is more akin to debt or equity. Refer to paragraph 61(l) of SFAS 133. If you determined that the preference shares contain embedded derivatives whose value is nil, please provide us a summary of this conclusion and tell us if classification of your preference shares within permanent equity is permissible under EITF Topic D-98.

Engineering Comments

Resource Classification, page 27

3.   We note your response providing us with the cutoff grade used to estimate your reserves and the economic parameters used to determine this cutoff grade. Please include, within your amended filing, the information as provided in your response. These parameters may be included as footnotes below your resource estimate table and elsewhere in the text as is appropriate.

Jazz Property, British Columbia, page 34

4.   We note your response to our guidelines for reporting analytical results, specifically regarding your sample ranges. Please make the requested changes to your amended filing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief